[redacted]

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

SECI 08030039 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado Street
(No. and Street)

Decatur, (City) IL. (State) 62522 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jay Smith - Cameron, Smith & Company
(Name – *if individual, state last, first, middle name*)

2319 West Jefferson (Address) Springfield, (City) IL (State) 62702 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/20/08

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-8-2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2007

PART I

TOTAL ASSETS			$	1,898,894
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$	(1,059,788)
NET WORTH			$	839,106
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:				
Total Non-Allowable Assets	$	240,852		
Other deductions or changes	$	32,185		
TOTAL DEDUCTIONS FROM NET WORTH			$	(273,037)
NET CAPITAL BEFORE HAIRCUTS			$	566,069
HAIRCUTS:				
Certificates of Deposit and Commercial Paper	$			
U. S. and Canadian government obligations	$			
State and Municipal government obligations	$			
Corporate obligations	$			
Stocks and warrants	$			
Options	$			
Arbitrage	$			
Other Securities	$	40,462		
TOTAL HAIRCUTS			$	(40,462)
NET CAPITAL			$	525,607

PART II

MINIMUM NET CAPITAL REQUIREMENT	$	70,653
TOTAL NET CAPITAL	$	525,607
TOTAL AGGREGATE INDEBTEDNESS	$	1,059,788
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	202%
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	454,954

Verification

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at 12/31/07 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The cash increased by $ 150
- The receivables increased by $ 28,655
- The other receivables – non-allowed increased by $ 4,271
- The non allowed assets of fixed assets increased by $ 6,805
- The prepaid expenses decreased by $ 14,752
- The accounts payable decreased by $ 83,081
- The retained earnings increased by $ 108,210
- The net capital increased by $ 41,231

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of 12/31/07 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

FINANCIAL REPORT

December 31, 2007

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2007

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

Independent Auditor's Report

February 22, 2008

Officers and Directors
Investment Planners, Inc.
226 W. Eldorado
Decatur, Illinois 62525-0170

Dear Sirs:

We have audited the accompanying comparative balance sheets of Investment Planners, Inc., as of December 31, 2007 and 2006, and the related statements of earnings, changes in stockholder equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Investment Planners, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. a of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,
Cameron, Smith & Company

Jay B. Smith, CPA, CFP™
Principal

INVESTMENT PLANNERS, INC.

BALANCE SHEETS
December 31, 2007 and 2006

ASSETS	2007	2006
Current Assets:		
Cash and cash equivalents	$ 891,337	222,530
Investments - trading	196,859	103,097
Commissions receivable	548,356	626,422
Miscellaneous receivable	4,271	
Prepaid expenses	17,219	15,272
Income tax refunds receivable		16,699
Total current assets	1,658,042	984,020
Fixed Assets:		
Leasehold improvements	148,917	103,439
Office furniture and equipment	393,347	360,975
Software	95,689	86,181
	637,953	550,595
Less accumulated depreciation	(328,434)	(288,539)
Less accumulated amortization	(68,667)	(57,960)
Net fixed assets	240,852	204,096
TOTAL ASSETS	$ 1,898,894	1,188,116

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Current Liabilities:		
Accounts payable	$ 77,863	68,230
Commissions payable	469,738	509,219
Accrued expenses:		
Wages and payroll tax	215,487	13,904
Income taxes	180,450	1,370
Profit sharing	68,032	50,000
Total current liabilities	1,011,570	642,723
Deferred Income Taxes	48,217	33,167
Total liabilities	1,059,787	675,890
Stockholders' Equity:		
Common stock - no par value	12,375	12,375
Paid in capital	10,125	10,125
Retained earnings	816,607	489,726
Total stockholders' equity	839,107	512,226
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,898,894	1,188,116

INVESTMENT PLANNERS, INC.

STATEMENTS OF EARNINGS
Years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions revenue	$ 15,122,022	10,649,238
Interest and dividends	56,839	21,851
Other income	454,181	495,913
Increase (decrease) in market value - trading securities	(21,975)	5,623
Gross earnings	15,611,067	11,172,625
Expenses:		
Agent and employee compensation and benefits	13,830,811	10,121,063
Communications and data processing	44,239	47,555
Occupancy	139,342	92,387
Other expenses	1,059,261	892,845
Interest expense		268
Total expenses	15,073,653	11,154,118
Earnings before income taxes	537,414	18,507
Income tax expense (benefit)	210,533	(643)
Net earnings	$ 326,881	19,150

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2007 and 2006

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 12,375	10,125	470,576	493,076
Net earnings			19,150	19,150
Balance, December 31, 2006	**12,375**	**10,125**	**489,726**	**512,226**
Net earnings			**326,881**	**326,881**
Balance, December 31, 2007	**$ 12,375**	**10,125**	**816,607**	**839,107**

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

		2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$	**326,881**	19,150
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization		**50,602**	52,262
Change in market value		**21,975**	(5,623)
Deferred income taxes		**15,051**	(2,432)
Change in assets - (increase) decrease:			
Commissions receivable		**78,066**	(138,733)
Other receivable		**(4,271)**	8,400
Prepaid expenses		**(1,947)**	(629)
Income tax receivable		**16,699**	39,118
Change in liabilities - increase (decrease):			
Accounts payable		**9,631**	3,719
Commissions payable		**(39,481)**	112,918
Accrued wages and payroll taxes		**201,584**	(21,942)
Accrued income taxes		**179,080**	71
Deferred compensation payable			
Accrued profit sharing		**18,032**	20,000
Net cash flows from operating activities		**871,902**	86,279
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investments		**(115,736)**	(9,512)
Purchases of fixed assets		**(87,359)**	(40,117)
Sales of investments			
Net cash flows from investing activities		**(203,095)**	(49,629)
Net increase in cash and cash equivalents		**668,807**	36,650
Cash and cash equivalents, beginning of year		**222,530**	185,880
Cash and cash equivalents, end of year	$	**891,337**	222,530
SUPPLEMENTAL DISCLOSURES			
Interest paid	$	**-**	268
Income taxes paid, net	$	**1,810**	-

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Note 2 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related Party Transactions

The Company rents four vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 42,147 in 2007, and $ 38,751 in 2006.

Note 4 - Cash and Cash Equivalents

At December 31, 2007 and 2006, cash and cash equivalents consisted of:

	2007	2006
Checking account, Busey Bank	$ 334,660	95,311
Money Market Funds	546,677	117,219
Deposit with Clearing Organization	10,000	10,000
	$ 891,337	222,530

Note 5 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 10,000 with the organization that clears its customers' transactions. The $ 10,000 is included in cash and cash equivalents.

Note 6 - Trading Securities

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2007, and 2006, the Company's minimum net capital requirement was $ 70,653 and $ 50,000, respectively. The Company was in compliance with the net capital requirement at December 31, 2007 and 2006.

Note 8 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(K) plan. The plan covers virtually all employees. The profit sharing plan expense for 2007 was $ 68,032, and for 2006 was $ 81,778.

Note 9 - Prepaid Expenses

Prepaid expenses consist of:

	2007	2006
Expenses	$ 17,219	15,272

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2007 and 2006, the Company's uninsured cash balances totaled $ 303,575 and $ 17,315, respectively.

Note 11 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease runs through February 2009 with renewal options. The lease is classified as an operating lease. Office lease paid during 2007 was $ 71,500, and in 2006 the amount paid was $ 78,000.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,600 per month in 2007, and $ 2,600 per month in 2006. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2007 was $ 31,200, and for 2006 was $ 31,200.

Future lease commitments are as follows:

2008	$ 78,000
2009	13,000

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006

Note 12 - Income Tax Expense

Income tax expense (benefit) for the years ended December 31, 2007and 2006, consisted of:

	2007	2006
Current	$ 195,483	20,769
Refunds of prior year tax		(18,980)
Deferred	15,050	(2,432)
	$ 210,533	(643)

The deferred income tax benefit is calculated based on timing differences resulting from the use of accelerated depreciation for tax purposes while using straight-line depreciation for financial statement purposes.

Note 13 - Agreements

During 2006 and 2007, the Company entered into agreements with financial institutions in Lanark, Illinois and Manhattan, Kansas, to provide registered representatives to each institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institutions represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The Kansas agreement expires March 28, 2010, and the Illinois agreement expires August 10, 2008. The agreements automatically renew unless notice of termination is given. The agreements do not state any minimum required payments.

END